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                           October 17, 2022

       Maria Woods
       General Counsel
       National CineMedia, Inc.
       6300 S. Syracuse Way, Suite 300
       Centennial, Colorado 80111

                                                        Re: National CineMedia,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 11,
2022
                                                            File No. 333-267824

       Dear Maria Woods:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              David Crandall